Exhibit 8.1
List of Subsidiaries

Subsidiary	Country of Incorporation
Xingang Shipping Ltd.	Liberia
Saf-Concord Shipping Ltd.	Liberia
Eleni Shipping Ltd.	Liberia
Aggeliki Shipping Ltd.	Liberia
Joanna Maritime Ltd.	Liberia
Gregos Shipping Ltd.	Liberia
Diana Trading Ltd.	Marshall Islands
Xenia International Corp.	Marshall Islands
Prospero Maritime Inc.	Marshall Islands
Manolis Shipping Ltd.	Marshall Islands
Eternity Shipping Company	Marshall Islands
Tiger Navigation Corp.	Marshall Islands
Noumea Shipping Ltd.	Marshall Islands
Johnathan John Shipping Ltd.	Marshall Islands
Hull 2 Shipping Ltd.	Marshall Islands
Athens Shipping Ltd.	Marshall Islands
Corfu Navigation Ltd.	Marshall Islands
Oinousses Navigation Ltd.	Marshall Islands
Bridge Shipping Ltd.	Marshall Islands
Eurocon Ltd.	Marshall Islands
Allendale Investment S.A.	Panama
Alterwall Business Inc.	Panama
Pilory Associates Corp.	Panama